

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 18, 2008

Mr. Carlo Ferro
Executive Vice President and Chief Financial Officer
STMicroelctronics N.V.
39, Chemin du Champs des Filles
Geneva, Switzerland

     Re: **STMicroelctronics N.V.**
             Form 20-F for the year ended December 31, 2007
             File No. 1-13546

Dear Mr. Ferro:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                        Sincerely,

                        Kevin L. Vaughn
                        Accounting Branch Chief